SECURITIES AND EXCHANGE COMMISSION
WASHINGTON DC 20549
Rule 13e-3 Transaction Statement
Under Section 13(e) of the Securities Exchange Act of 1934
[Amendment No. __]
ASIA ELECTRICAL POWER INTERNATIONAL GROUP INC.
(Name of Issuer)
ASIA ELECTRICAL POWER INTERNATIONAL GROUP INC.
(Name of Persons Filing Statement)
COMMON STOCK
(Title of Class of Securities)
04519C 10 9
(CUSIP Number of Class of Securities)
Howard Groedel, Esq.
Ulmer & Berne LLP
1660 West Second St.
Suite 1100
Cleveland, Ohio 44113-1448
(216) 583-7000
(Name, Address and Telephone Number of Persons Authorized to Receive
Notice and Communications on Behalf of Persons Filing Statement)
This statement is filed in connection with (check the appropriate box):
☑	The filing of solicitation materials or an information statement subject to Regulation 14A, Regulation 14C or Rule 13e-3(c) under the Securities Exchange Act of 1934.
☐	The filing of a registration statement under the Securities Act of 1933.
☐	A tender offer.
☐	None of the above.
Check the following box if the soliciting materials or information statement referred to in checking box (a) are preliminary copies: ☑
Check the following box if the filing is a final amendment reporting the results of the transaction: ☐
Calculation of Filing Fee

Transaction Value*	Amount of Filing Fee**
$2,791	$0.16

*	For purposes of calculating the filing fee only, this amount assumes the aggregate cash payment of $2,791 by the Issuer in lieu of fractional shares immediately following a 1-for-500 Reverse Split to holders of fewer than 500 shares of the Issuer’s common stock prior to the Reverse Split. The aggregate cash payment is equal to the product of a price of $0.068 per pre-split share and approximately 41,048 pre-split shares, the estimated aggregate number of shares held by such holders.

**	Determined pursuant to Rule 0-11(b)(1) as the product of $2,791 and $.00005580.

☐	Check the box if any part of the fee is offset as provided by Rule 0-11(a)(2) of the Securities Exchange Act of 1934 and identify the filing with which the offsetting fee was previously paid. Identify the previous filing by registration statement number, or the Form or Schedule and the date of its filing.

INTRODUCTION
     This Rule 13e-3 Transaction Statement on Schedule 13E-3 (the “Schedule 13E-3”) is being filed by Asia Electrical Power International Group Inc., a Nevada corporation (“AEPW”, the “Company”, “we”, or “our”), in connection with a “going private” transaction. This transaction has been approved by a Special Committee (“Special Committee”) established by our Board of Directors for the purpose of evaluating, reviewing and, if appropriate, approving the terms of, this transaction. The Special Committee consists of the sole independent member of the Board. The Special Committee has approved a 1-for-500 share combination (the “Reverse Split”) such that shareholders owning less than one whole share of our common stock following the Reverse Split will have their fractional shares cancelled and converted into the right to receive the cash consideration described herein. The entire going-private transaction, including the Reverse Split and the purchase of fractional shares of those shareholders holding less than one whole share after the Reverse Split, is referred to below as the “Transaction”.
     As a result of the Transaction, those shareholders who own of record or beneficially fewer than 500 shares of our common stock will have their fractional shares cashed out at a price of $0.068 for each share held by them prior to the effective date of the reverse stock split. Shareholders who own 500 or more shares of our common stock will not be entitled to receive any cash for any whole or fractional shares that may result from the Reverse Split.
     The purpose of the Transaction is to reduce the number of record holders of our common stock to fewer than 300 so that we will be eligible to terminate the public registration of our common stock under the Securities Exchange Act of 1934, as amended (the “Exchange Act”). In such case, we will no longer be required to file periodic reports with, or be subject to the other reporting obligations of, the Securities and Exchange Commission (the “SEC”). The deregistration of our common stock will also have the effect of terminating the eligibility of our common stock for quotation on the Over-The-Counter Bulletin Board (“OTCBB”).
     We have made certain calculations regarding the Reverse Split relating to its effect upon our shareholder base. Based upon a review of a list of our shareholders of record furnished to us by Quicksilver Stock Transfer, LLC, our transfer agent (“Quicksilver”), we believe that the Reverse Split will result in the cancelation of less than 1% of the outstanding shares of our common stock.
     The Transaction has been approved by the written consent of three shareholders of the Company who in the aggregate hold shares representing 70.8% of the votes entitled to be cast at a meeting of the Company’s shareholders. No further shareholder approval is required under the Nevada Revised Statutes (“NRS”) and accordingly, no proxies are being solicited in connection with the Transaction.
     The Transaction will be conducted upon the terms and subject to the conditions set forth in our disclosure document, referred to herein as the “Information Statement”. The information contained in the Information Statement, including all exhibits thereto, is hereby expressly incorporated herein by reference. Capitalized terms used but not defined herein shall have the meanings given to them in the Information Statement.
Item 1. Summary Term Sheet. The information set forth in the Information Statement under the caption “Summary Term Sheet” is incorporated herein by reference.
Item 2. Subject Company Information.
(a) Name and Address. The information set forth in the Information Statement under the caption “Background – The Filing Person” is incorporated herein by reference.
(b) Securities. The information set forth in the Information Statement under the caption “Background – The Company’s Securities” is incorporated herein by reference.
(c) Trading Market and Price. The information set forth in the Information Statement under the caption “Background – The Company’s Securities” is incorporated herein by reference.
(d) Dividends. The information set forth in the Information Statement under the caption “Background – The Company’s Securities” is incorporated herein by reference.
(e) Prior Public Offerings. None.
(f) Prior Stock Purchases. The information set forth in the Information Statement under the caption “Background – Security Ownership of Certain Beneficial Owners and Management” is incorporated herein by reference.

Item 3. Identity and Background of Filing Person.
(a) Name and Address. Asia Electrical Power International Group Inc. is the filing person of this Schedule 13E-3. The information set forth in the Information Statement under the caption “Background – The Filing Person” is incorporated herein by reference.
(b) Business and Background of Entities. Not applicable.
(c) Business and Background of Natural Persons. The information set forth in the Information Statement under the caption “Background – Management” is incorporated herein by reference.
Item 4. Terms of the Transaction.
(a) Material Terms. The information set forth in the Information Statement under the caption “Summary Term Sheet” is incorporated herein by reference.
(b) Different Terms. The information set forth in the Information Statement under the caption “Summary Term Sheet – Reverse Split” and “Summary Term Sheet – Continuing Shareholders” is incorporated herein by reference.
(c) Appraisal Rights. The information set forth in the Information Statement under the caption “Special Factors – Dissenters’ Rights” is incorporated herein by reference.
(d) Provisions for Unaffiliated Security Holders. The information set forth in the Information Statement under the caption “Special Factors – Access Rights” is incorporated herein by reference.
(e) Eligibility for Listing or Trading. Not applicable.
Item 5. Past Contacts, Transactions, Negotiations and Agreements.
(a) Transactions. The information set forth in the Information Statement under the caption “Background – Related Party Transactions” is incorporated herein by reference.
(b) Significant Corporate Events. None.
(c) Negotiations or Contacts. None.
(d) Agreements Involving the Company’s Securities. The information set forth in the Information Statement under the caption “Background – Security Ownership of Certain Beneficial Owners and Management” is hereby incorporated by reference with respect to stock options and warrants held by the Company’s officers and directors.
Item 6. Purposes of the Transaction and Plans or Proposals.
(a) Use of Securities Acquired. The securities we obtain in the Transaction will be retired.
(b) Plans. The information set forth in the Information Statement under the caption “Special Factors – Purpose of the Transaction” is incorporated herein by reference.
Item 7. Purposes, Alternatives, Reasons and Effects.
(a) Purposes. The information set forth in the Information Statement under the caption “Special Factors – Purpose of the Transaction” is incorporated herein by reference.
(b) Alternatives. The information set forth in the Information Statement under the caption “Special Factors – Alternatives to the Transaction” is incorporated herein by reference.
(c) Reasons. The information set forth in the Information Statement under the caption “Special Factors – Reasons for the Transaction” is incorporated herein by reference.

(d) Effects. The information set forth in the Information Statement under the caption “Special Factors – Effect of the Transaction” is incorporated herein by reference.
Item 8. Fairness of the Transaction.
(a) Fairness. The filing person reasonably believes that the Transaction is fair to unaffiliated shareholders. The information set forth in the Information Statement under the captions “Special Factors – Background of the Transaction”, “Special Factors – Factors Considered by the Special Committee” and “Special Factors – Reports, Opinions or Appraisals” is incorporated herein by reference.
(b) Factors Considered in Determining Fairness. The information set forth in the Information Statement under the caption “Special Factors – Factors Considered by the Special Committee” is incorporated herein by reference.
(c) Approval of Security Holders. The information set forth in the Information Statement under the caption “Special Factors – Shareholder Approval” and “Special Factors – Reports, Opinions or Appraisals” is incorporated herein by reference.
(d) Unaffiliated Representative. A majority of our directors who are not employees of the Company did not retain an unaffiliated representative to act solely on behalf of unaffiliated security holders for purposes of negotiating the terms of the Transaction and/or preparing a report concerning the fairness of the Transaction. The information set forth in the Information Statement under the caption “Special Factors – Factors Considered by the Special Committee” is incorporated herein by reference.
(e) Approval of Directors. The Transaction has not been approved by a majority of the directors of the Company who are not employees of the Company. The information set forth in the Information Statement under the caption “Special Factors – Factors Considered by the Special Committee” is incorporated herein by reference.
(f) Other Offers. None.
Item 9. Reports, Opinions, Appraisals and Negotiations.
(a) Report, Opinion or Appraisal. The information set forth in the Information Statement under the captions “Special Factors – Background of Transaction”, “Special Factors – Factors Considered by the Special Committee” and “Special Factors – Reports, Opinions or Appraisals” is incorporated herein by reference.
(b) Preparer and Summary of the Report, Opinion or Appraisal. The information set forth in the Information Statement under the captions “Special Factors – Background of Transaction”, “Special Factors – Factors Considered by the Special Committee” and “Special Factors – Reports, Opinions or Appraisals” is incorporated herein by reference.
(c) Availability of Documents. The information set forth in the Information Statement under the caption “Special Factors – Factors Considered by the Special Committee” and “Special Factors – Reports, Opinions or Appraisals” is incorporated herein by reference.
Item 10. Source and Amounts of Funds or Other Consideration.
(a) Source of Funds. The information set forth in the Information Statement under the caption “Special Factors – Source and Amount of Funds” is incorporated herein by reference.
(b) Conditions. Not applicable.
(c) Expenses. The information set forth in the Information Statement under the caption “Special Factors – Source and Amount of Funds” is incorporated herein by reference.
(d) Borrowed Funds. The information set forth in the Information Statement under the caption “Special Factors – Source and Amount of Funds ” is incorporated herein by reference.
Item 11. Interest in Securities of the Subject Company.
(a) Securities Ownership. The information set forth in the Information Statement under the caption “Background – Security Ownership of Certain Beneficial Owners and Management” is incorporated herein by reference.
(b) Securities Transactions. None.

Item 12. The Solicitation or Recommendation.
(a) Intent to Tender or Vote in Going-Private Transaction. Not applicable.
(b) Recommendations of Others. Not applicable.
Item 13. Financial Statements.
(a) Financial Statements. The information set forth in the Information Statement under the caption “Financial Information” is incorporated herein by reference.
(b) Pro Forma Information. The information set forth in the Information Statement under the caption “Financial Information” is incorporated herein by reference.
Item 14. Persons/Assets, Retained, Employed, Compensated or Used.
(a) Solicitations or Recommendations. None.
(b) Employees and Corporate Assets. The Company’s regularly employed management staff have participated in the organization, direction and preparation of this Schedule 13E-3 and the Information Statement for use in consummating the Transaction.
Item 15. Additional Information.
(a) Other Material Information. The information set forth in the Information Statement and each Exhibit or Appendix thereto is incorporated herein by reference.
Item 16. Exhibits.
(a)(3) The Information Statement (filed herewith).

(a)(5)(i)	Asia Electrical Power International Group Inc. Annual Report on Form 10-K for the fiscal year ended December 31, 2008 (filed with the SEC on April 15, 2009 and incorporated herein by reference).

(a)(5)(ii)	Asia Electrical Power International Group Inc. Quarterly Report on Form 10-Q for the quarterly period ended September 30, 2009 (filed with the SEC on November 16, 2009 and incorporated herein by reference).
(c)(i) Valuation Report, dated November 11, 2009, of Loveman-Curtiss, Inc. (Filed herewith).
(c)(ii) Fairness Opinion for the Special Committee of Asia Electrical Power International Group Inc., dated November 11, 2009, prepared by Loveman-Curtiss, Inc. (Filed herewith).
SIGNATURE
After due inquiry and to the best of their knowledge and belief, the undersigned certify that the information set forth in this statement is true, complete and correct.

ASIA ELECTRICAL POWER INTERNATIONAL GROUP INC.

Dated: December 4, 2009	/s/ Yulong Guo
	Name:	Yulong Guo
	Title:	Chief Executive Officer

5